Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the use of our reports dated March 19, 2013, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, Schedule III—Real Estate and Accumulated Depreciation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

September 16, 2013